Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2013 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the fourth quarter 2013 of US$62.6 million and net operating income for the fourth quarter of US$134.4 million.

•	Generated distributable cash flow of $23.2 million for the fourth quarter 2013.

•	Declared an increased distribution for the fourth quarter of US$0.4450 per unit, an increase of 4.1% over the third quarter distribution and an increase of 15% for 2013.

•	Completed the acquisition of the company that owns the tender rig T-16 from Seadrill Limited for US$200 million.

•	Announced settlement agreement and 18 month extension for the semi-submersible West Aquarius with a total estimated revenue potential of US$337 million.

•	Total S.A. exercised their option to convert the contract extension for the West Capella from 5 years to 3 years due to transfer of operatorship. As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day

•	Filed US$800 million mixed shelf registration statement to add flexibility to financing future rig growth

•	Completed the acquisition of the companies that own and operate the West Sirius and West Leo for US$2.3 billion on a 100% basis. The acquisition was financed with debt and a US$465 million unit offering for the Company’s equity share. Management has recommended a quarterly distribution increase as a result to between US$0.50 and US$0.5125

Subsequent Events

•	Seadrill Partners completes US$1.8 billion term loan B and US$100 million revolving facility. Proceeds of the term loan are to be used to refinance existing indebtedness and increase liquidity

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$282.1 million for the fourth quarter 2013 (the “fourth quarter”) compared to US$262.4 million in the third quarter of 2013 (the “third quarter”). The increase is primarily driven by the $22 million West Aquarius write off in the third quarter and the contribution from the T-16 for the full quarter after commencement of operations. This was partly offset by planned downtime on the West Capella for 5 year classing, and in particular by 34 days downtime during the quarter for the West Aquarius related to five year classing and anchor chain repairs.

1)	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs, Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn and West Sirius. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Net operating income for the quarter of US$134.4 million compared to US$118.1 million in the preceding quarter. The improvement is largely as a result of the improvements in revenues noted above.

Net Income for the quarter of US$113.6 million compared to US$78.4 million in the previous quarter. This is after the recognition of the gain/loss on derivative instruments, which reflected a gain of US$16.1 million in the fourth quarter as compared to a loss of US$11.8 million for the third quarter as a result of an increase in long term interest rates in the fourth quarter. The unrealized non-cash element of these amounts are US$19.1 million gain and US$9.2 million loss respectively.

Net income attributable to Seadrill Partners LLC Members was US$62.6 million for the fourth quarter compared to US$14.2 million for the previous quarter.

Distributable cash flow was US$23.2 million for Seadrill Partners’ fourth quarter as compared to US$15.9 million for the previous quarter2 giving a coverage ratio of 0.86x for the fourth quarter. The increase is mainly as a result of the contribution from the T-16 for the full quarter and from the West Leo and West Sirius for part of December in addition to the West Aquarius improvement noted above.

The coverage ratio has been negatively impacted by the increase in units outstanding following the December equity issuance as the fourth quarter distribution is payable on all outstanding units at the record date. Were the distribution to be paid pro-rata on the new units for the 19 days of the December that the Company benefited from the West Leo and West Sirius cash flow, coverage would have been 1.08x.

Distribution for the period of US$0.4450 per unit, equivalent to an annual distribution of US$1.78, represents an approximate 15% increase from the Company’s minimum quarterly distribution set at its IPO. Subsequent to the acquisition of the semi-submersible rigs the West Sirius and West Leo in December, Management have recommended to the Board an annualized distribution increase to between $2.00 and $2.05 per unit which would become effective for the distribution with respect to the quarter ending March 31, 2014 and would represent an approximate 30% increase since IPO. Any such increase would be conditional upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

2)	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Operations

Seadrill Partners has an interest in eight rigs in operation. The fleet is comprised of four semi-submersible rigs, one drillship and three tender rigs operating in Canada, the US Gulf of Mexico, Ghana, Nigeria, Angola and Thailand respectively.

During the quarter, Hibernia Management and Development Company Ltd, (HMDC) agreed to an 18 month contract extension for the ultra-deepwater harsh environment semi-submersible West Aquarius thereby extending the operations for the rig off the east coast of Canada until April 2017.

Total S.A. have exercised their option to convert the contract extension for the West Capella from 5 years to 3 years. As a result of this change in contract terms the dayrate has increased from US$580,000 per day to US$627,500 per day. The use of the option to convert to a shorter contract with a higher dayrate reflects a transfer of operatorship for the license and the wish for the new operator to retain flexibility. The Company is confident however that there will be additional requirements for the rig in Nigeria post 2017.

With the exception of 20 days downtime linked to the West Aquarius anchor chain event, the Company’s fleet performed well during the fourth quarter achieving an overall economic utilization rate of 91%. Average utilization has been particularly impacted by the 34 days downtime on the West Aquarius, 14 of which were related to 5 year classing and the balance due to faulty anchor chains.

Total operating expenses for the fourth quarter were US$148.0 million, compared to US$147.9 million in the third quarter. The Company has good cost controls in place and sees little risk of changes to the operating cost structure.

Acquisitions

On October 18, 2013 Seadrill Partners completed the acquisition of the company that owns the tender rig T-16 from Seadrill Limited (“Seadrill”) for a total purchase price of US$200 million. The T-16 is contracted with Chevron in Thailand at an initial contract dayrate of US$115,500, which is subject to escalation to cover cost increases and is currently US$121,268.

On December 13, 2013 Seadrill Partners completed the acquisition of the companies that own and operate the West Sirius and West Leo for a total consideration of US$2.3 billion on a 100% basis. The West Sirius was acquired by Seadrill Capricorn Holdings LLC (51% owned by SDLP) and the West Leo acquired by Seadrill Operating LP (30% owned by SDLP). Debt funding for the acquisition was US$936 million comprised of back-to-back bank loans with Seadrill and a related party loan from Seadrill. The Company’s equity portion, for its share of the rig acquisitions, of US$528 million was funded with Seadrill Partner’s first public equity offering and a $70 million sellers loan. All the related party debt with Seadrill in connection with the transaction will be refinanced by funds from the term loan B financing.

The West Sirius is contracted with BP in the US Gulf of Mexico at a dayrate of US$490,173 until the third quarter of 2014, at which time the rate increases to US$535,000 per day through the third quarter of 2019. The West Leo is contracted with Tullow Oil in Ghana at a dayrate of US$605,000 through the second quarter of 2018. The long term contracted cash flows of these acquisitions further enhance Seadrill Partners’ cash flow profile and visibility in distributable cash flows, as well as further diversifing Seadrill Partners fleet and reduces the risk operating result volatility.

Financing and Liquidity

As of December 31, 2013, the Company had cash and cash equivalents, on a consolidated basis, of US$89.7 million and a revolving credit facility of US$300 million provided by Seadrill as the lender, which has subsequently been reduced to US$100 million as part of the term loan B refinancing described below. As of December 31, 2013, US$125.9 million was drawn on this facility to finance short-term working capital needs and to help manage the Company’s debt amortization requirements. Total debt excluding the drawn revolver balance was US$2,360.5 million as of December 31, 2013; US$1,825.2 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs. Subsidiaries within the Seadrill Partners group that now own the drilling rigs entered into agreements with Seadrill, pursuant to which each rig owning subsidiary will make payments of principal and interest directly to Seadrill. These loan agreements with Seadrill are classified as related party transactions.

As of December 31, 2013 the Company had five secured credit facilities. The two facilities maturing in June 2014 and Dec 2017 have since been refinanced with the term loan B described below and as a result has been reclassified as long term as at December 31, 2013. The remaining three facilities expire in 2015, 2016, and 2017 respectively and a similar refinancing strategy should be expected at maturity debt levels or higher. Additionally the Company has a US$110 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and two zero coupon discount notes from Seadrill (US$70 million and US$230 million) that mature in June 2015 relating to the West Sirius and West Leo acquisition. Both these zero coupon discount notes will be refinanced as part of the term loan B refinancing.

In February 2014, Seadrill Partners executed a US$1.8 billion term loan B and US$100 million revolving credit facility. The term loan was upsized from US$1.7 billion and priced at Libor plus 3%, the low end of the price range, and subsequently swapped to a fixed rate of 5.5%. In conjunction with the formation of Seadrill Partners in 2012 and subsequent dropdown of the West Sirius and West Leo, back-to-back and related party loans were used to finance the debt portion of the transactions. As well as being overly reliant on Seadrill Limited, this structure had an steep amortization profile that was not optimal for Seadrill Partners. The 1% amortization profile of the new facility will enable the Company to more efficiently manage its replacement capital expenditure reserves by investing in new assets. In conjunction with the term loan B and revolver Seadrill Partners obtained a credit rating of BB- / Ba3. As a rated entity Seadrill Partners’ access to and cost of funding should be improved, thus increasing financial flexibility.

The Board is confident that a similar refinancing can be executed on the remaining back to back loans and related party debt in order to achieve a capital structure that is independent from Seadrill Limited and further facilitate Seadrill Partners growth.

As of December 31, 2013, Seadrill Partners had interest rate swaps outstanding on principal debt of US$2,068.0 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 93% of debt obligations as of December 31, 2013. The average swapped rate, excluding bank margins, is approximately 1.64%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

Market

The short term outlook for floaters is influenced by the low activity level caused by reduced growth in the capex from the major oil companies. In this regard, 2014 and 2015 may show slower activity levels than earlier anticipated. The oil price has remained firm and in recent weeks has shown a stronger trend. The primary challenge for oil companies is the negative real cash flow situation they are currently encountering. Due to increasing depletion rates, more capex needs to be spent in order to maintain production levels. Combined with a relatively high dividend payout and increasing development cost to bring new production on stream, oil companies have limited opportunities to fund exploration activities. We have encountered numerous instances of oil majors reducing spending, especially in exploration and in certain high cost areas of production such as onshore North America. As budgets are re-allocated, the entire spending complex tends to slow down. In turn, demand for offshore drilling assets is being pushed into 2015-2016.

The Board is of the opinion that this trend will lower oil production in the years to come. Together with the generally tight supply demand balance and political uncertainties in several oil producing countries, another upward movement in oil price may occur. The funding of the approximately 10 million barrels per day growth in global production level from 2003 to 2013 was to a large extent financed by an oil price that moved from US$30 to US$110 per barrel. This created additional cash flow to reach current production levels. It is likely that the next production increase will be dependent on another upward movement in oil price. Alternatively, oil companies will have to accelerate the time between discovery and production, thereby materially increasing the net present value of development projects and improving their cash flow situation.

As a result of the pause in upstream spending we have observed a decline in the overall number of fixtures, lead times and contract duration. We also expect to see a number of sublets adding to near term available supply. Importantly, Seadrill Partners has no exposure to re-contracting during 2014 and only the West Vencedor available through 2015.

We are presently seeing a slight increase in inquiries for 2015 availability. Given the amount of work required to retain licenses that expire in 2015, this has been expected. A total of 17 uncontracted ultra-deepwater floater units will be delivered from the yards in 2015 and 2016. This is significantly lower than 2012 for instance when all together 17 units were delivered. Based on the current low contracting activity level it should be expected that this capacity can be absorbed in the market without leading to significant downtime for any ultra-deepwater capacity. An increase in oil companies’ activity level in 2015 is likely to push rates higher.

Looking at the market as a whole, the acute challenges lie with fourth and fifth generation assets. The oil companies’ new requirements after Macando and the focus on increased water depth areas has significantly limited the use of older equipment. The owners will face the choice of investing several hundred million dollars into twenty or thirty year old assets in order to try to meet the new demands or simply just lay up the unit. It has been shown from the prior cycles that such upgrades carried out by several of our competitors has had a materially lower return than Seadrill’s focus on building a modern high specification fleet. Therefore, expectations for additional older assets to be stacked remain. Pricing may slip as utilization declines and operators of these asset classes will face a difficult environment for the foreseeable future.

Current production in ultra-deepwater regions is a mere 1 million barrels per day. There are approximately 130 rigs which can serve this market today. It is expected that by 2020 production in these regions will approach 5 million barrels. The approximate 20% CAGR represents one of the strongest production growth profiles globally. Although the current market for ultra-deepwater floaters is at lower activity levels than 2012, we are confident that significant new rig capacity will need to be added to explore and develop these reserves.

Mexico presents a particularly interesting opportunity for future work in ultra-deepwater. Legislation is moving forward at an impressive pace and we expect the opening up of projects to potentially impact 2015 demand. Seadrill has operated the West Pegasus in Mexico for the last 2.5 years and has developed a solid operational track record and good working relationship with its customer, Pemex. As capital from major oil companies enters the country, demand for rigs is sure to follow.

Seadrill Partner’s ultra-deepwater rigs current dayrates range from US$490,173 per day to US$605,000 per day. As of December 31, 2013 Seadrill Partners’ total fleet’s average remaining contract term was 3.7 years and current backlog is US$4.5 billion. Given the Company’s expectation of continued strength in dayrates, it is possible that the Company’s below market contracts will be re-contracted at higher rates as their contracts expire. This may create the potential for increased distribution from existing assets.

Outlook

The year 2013 has been an active one for the Company, doubling the size of the fleet with the acquisition of four rigs and successfully completing its first public equity offering post IPO. Distributions have grown 15% during 2013, and taking into account the distribution increase recommended by management in connection with the most recent acquisition, distributions will have grown approximately 30% since IPO in October 2012.

The Board believes this demonstrates the Company’s commitment to growth and is fully focused on continuing this aggressive growth strategy. This growth will be driven primarily by acquisitions from Seadrill’s long term contracted premium ultra-deepwater rig fleet as well as the acquisition of additional units in Seadrill Partners operating companies.

The recently announced term loan B refinancing is Seadrill Partners first step towards rationalizing its debt structure, in particular to lower debt amortization so it can use replacement capital expenditure cash reserves more efficiently and to create a debt structure independent of Seadrill. As noted above the transaction has been successful and the Company anticipates using this market again in the future.

The term loan B facility, compared to traditional rig financing, will result in higher interest cost of approximately US$22 million per annum and at the same time reduce installments by approximately US$162 million per annum. The net effect will be an increase in free cash generation after finance of approximately US$140 million annually for the four rigs supported by this facility.

Economic utilization in 2013 was affected by 5 year classing on the West Aquarius and West Capella. Seadrill’s next 5 year survey will not be until 2015 when the West Vencedor is due to be classed. The Company therefore does not expect downtime to be as severe this year and looks forward to returning to its long term target of 95% uptime.

Distributable cash flow for the first quarter of 2014 will be positively impacted by the cash contribution for the full quarter from West Sirius and West Leo but negatively impacted by approximately 60 days of collective downtime for the West Aquarius, West Capricorn, and West Leo.

The increased rates for the Capella and the Sirius of an additional $65,380 and $44,827 respectively per day will come into effect in April and July 2014 respectively will strengthen cash flow. Further improvement is expected due to the increased rate of $75,000 in respect of the West Aquarius extension from 2015.

The Board is in discussions with Seadrill with regards to acquiring more units in order to strengthen the fleet composition, diversify the customer base, and lengthen backlog. Such acquisitions should also provide further distribution growth. The Company’s best in class fleet, high operational performance and long term contracts protects the Company from any short-term negative market sentiment. Seadrill Partners is ideally positioned to see through the current market environment and potentially be re-contracting rigs into a rising dayrate environment in the future.

February 25, 2014

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in OPCO’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS (1) (2)

	Three months ended			Twelve months ended
(US$ millions)	December 31, 2013 Unaudited	September 30, 2013 Unaudited	December 31, 2012 Unaudited	December 31, 2013 Unaudited	December 31, 2012 Unaudited
Operating revenues
Contract revenues	$282.1	$262.4	$249.8	$1,047.1	$859.4
Reimbursable revenues	0.3	3.0	24.5	11.4	33.2
Other revenues	—	0.6	—	5.8	19.1

Total operating revenues	282.4	266.0	274.3	1,064.3	911.7

Operating expenses
Vessel and rig operating expenses	98.8	94.1	82.2	375.2	296.1
Reimbursable expenses	0.3	2.7	24.4	10.6	32.4
Depreciation and amortization	37.5	35.7	34.4	141.2	114.0
General and administrative expenses	11.4	15.4	11.2	49.6	37.2

Total operating expenses	148.0	147.9	152.2	576.6	479.7

Net operating income	$134.4	$118.1	$122.1	$487.7	$432.0

Financial items
Interest income	2.2	0.8	1.7	4.4	1.7
Interest expenses	(28.7)	(23.3)	(15.4)	(92.2)	(65.9)
Gain/(Loss) on derivative financial instruments	16.1	(11.8)	(7.9)	49.9	(32.8)
Foreign currency exchange (loss)/gain	(1.4)	1.3	(2.4)	(1.2)	(2.6)

Total financial items	(11.8)	(33.0)	(24.0)	(39.1)	(99.6)

Income before income taxes	122.6	85.1	98.1	448.6	332.4

Income taxes	(9.0)	(6.7)	(9.3)	(33.2)	(38.9)

Net income	$113.6	$78.4	$88.8	$415.4	$293.5

Net income attributable to Seadrill Partners LLC members	$62.6	$14.2	$88.8	$237.4	$293.5
Net income attributable to the non-controlling interest	51.0	64.2	—	178.0	—

Total units outstanding at the end of the period:
Common units (basic and diluted)	44,400,263	24,815,025	24,815,025	44,400,263	24,815,025
Subordinated units (basic and diluted)	16,543,350	16,543,350	16,543,350	16,543,350	16,543,350

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS (1) (2)

(in US$ millions)	December 31, 2013 Unaudited	December 31, 2012 Unaudited
ASSETS
Current assets
Cash and cash equivalents	89.7	21.1
Accounts receivables, net	175.8	191.4
Mobilization revenue receivable – short-term	16.6	13.6
Amount due from related party	248.3	39.6
Other current assets	38.2	38.6

Total current assets	568.6	304.3

Non-current assets
Newbuildings	—	161.8
Drilling units	3,448.3	3,241.9
Mobilization revenue receivable – long-term	43.7	49.4
Deferred tax assets	9.8	0.6
Other non-current assets	2.3	10.9

Total non-current assets	3,504.1	3,464.6

Total assets	$4,072.7	$3,768.9

LIABILITIES AND MEMBERS’ CAPITAL/OWNERS EQUITY
Current liabilities
Current portion of long-term related party payable	108.3	339.0
Related party revolving credit facility	125.9	—
Trade accounts payable and accruals	80.0	31.4
Deferred mobilization revenue – short-term	20.3	29.8
Related party payable	292.1	122.2
Other current liabilities	27.5	41.0

Total current liabilities	654.1	563.4

Non-current liabilities
Long-term related party payable	1,826.4	1,737.0
Related party loan notes	299.9	—
Deferred mobilization revenue – long-term	37.6	43.7
Other non-current liabilities	—	0.4

Total non-current liabilities	2,163.9	1,781.1

Total Liabilities	2,818.0	2,344.5

Total equity	1,254.7	1,424.4

Total liabilities and equity	$4,072.7	$3,768.9

(1)	As of October 24, 2012, the financial statements of Seadrill Partners LLC (“the Company”) as a separate legal entity are presented on a consolidated basis. For periods prior to October 24, 2012, the results of operations and balance sheet have been carved out of the consolidated financial statements of Seadrill Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Company’s interests in the four rigs in OPCO’s initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to October 24, 2012 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. These allocated costs have been accounted for as an equity contribution in the combined consolidated balance sheets. The basis for the allocations are described in note 1 of the consolidated and combined carve-out financial statements contained in Company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.
(2)	During 2013 at various times, the Company acquired from Seadrill, interests in the subsidiaries that own and operate the T-15, T-16, West Leo and West Sirius. These transactions are deemed to be reorganization of entities under common control. As a result the Company’s balance sheets, statement of operations, cash flows and changes in members’ capital/owners equity have been restated in accordance with US GAAP to include the T-15, T-16, West Leo and West Sirius, as if the Company had acquired the entities that owned and operated these rigs for the entire period that the entities have been under the common control of Seadrill. For the periods restated and prior to the acquisition by the Company, have been prepared on a combined carved-out basis and include similar allocations as noted in footnote 1 above.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

DISTRIBUTABLE CASH FLOW

(in US$ millions)	Three months ended December 31, 2013 Unaudited	Three months ended September 30, 2013 Unaudited

Net income attributable to Seadrill Partners LLC members	$62.6	$14.2
Interest income	(2.2)	(0.8)

Interest expense (including interest rate swap settlement amounts)	28.7	14.1
(Gain)/Loss on derivative financial instruments	(16.1)	5.5
Depreciation and amortization	37.5	23.7
Currency exchange loss/(gain)	1.4	(1.2)
Income taxes	9.0	1.3
Non-controlling interest	51.0	30.3

EBITDA	171.9	87.1

Less: Amortization of mobilization revenue and expenses	(3.3)	(2.9)

Adjusted EBITDA	168.6	84.2

Cash interest income	0.8	1.2
Cash interest expense	(23.7)	(16.6)
Cash tax paid	(6.0)	(6.0)
Pre-acquisition losses of T-15 (April 1, 2013 - May 17, 2013)	—	—
Pre acquisition balances relating to T-16, West Leo and West Sirius	(54.0)
Pre-IPO West Aquarius settlement	—	3.1
Estimated maintenance and replacement capital expenditure (1)	(23.7)	(20.4)

Cash flow available for distribution	62.0	45.5

Cash flow attributable to non-controlling interest (2)	(38.8)	(29.6)

Distributable cash flow	$23.2	$15.9

Distribution declared	$27.1	$19.1
Coverage	0.86x	0.83x

[1]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill LP (“OPCO”) must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.
[2]	The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn and the West Sirius. The non-controlling interest existed from the IPO closing date. There is no non-controlling interest existing for the T-15 rig and T-16 rig.